UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at March 14, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 14, 2006

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.tasekomines.com

TASEKO MINES 2006 ANNUAL GENERAL MEETING

March 14, 2006, Vancouver, BC - Taseko Mines Limited (TSX:TKO; AMEX:TGB) will hold its Annual General Meeting on March 22, 2006 at the Terminal City Club in Vancouver, British Columbia. The AGM will begin at 1:30 p.m. (PST) and will be webcast live.

Following the formal meeting, there will be a presentation by Taseko's President & CEO, Russell Hallbauer. Remarks will include a review of Taseko's results and performance over the past year, commentary on strategy and future initiatives and a discussion on the outlook for the Company.

The event will be webcast live at www.tasekomines.com.

Taseko is focused on creating wealth through the acquisition and development of mineral projects. Its main assets are the Gibraltar copper-molybdenum mine, the Prosperity copper-gold project and the Harmony gold project. Taseko Mines shares are listed for trading on the TSX Exchange in Canada under the trading symbol "TKO" and on the AMEX Stock Exchange in the United States under the trading symbol "TGB".

The TSX Stock Exchange and the American Stock Exchange have not approved or disapproved the contents of this press release.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission or the Company's home jurisdiction filings at www.sedar.com.